Exhibit 99.8

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aptose Biosciences Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-222909) on Form F-10 of Aptose Biosciences Inc. of our report dated March 27, 2018, on the financial statements which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2017, and notes, comprising a summary of significant accounting policies and other explanatory information, which report is included in Form 40-F of Aptose Biosciences Inc. for the fiscal year ended December 31, 2017, and further consent to the use of such report in Form 40-F.

Yours truly,

Chartered Professional Accountants, Licensed Public Accountants

March 27, 2018

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.